UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

StepStone Private Credit Co-Investment Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

277 Park Avenue, 44th Floor

New York, NY 10172

Telephone Number (including area code):

(212) 351-6100

Name and address of agent for service:

Joseph Cambareri

Chief Financial Officer

StepStone Group Private Debt LLC

277 Park Avenue, 44th Floor

New York, NY 10172

COPIES TO:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES ☒   NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York, in the State of New York on the 25th day of April, 2025.

StepStone Private Credit Co-Investment Fund

By:	/s/ Ariel Goldblatt
Ariel Goldblatt
Trustee, President, and Chief Executive Officer